The Original BARK Company

221 Canal St., Fl 6

New York, NY 10013

June 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn:     Donald Field

Re:	The Original BARK Company
Registration Statement on Form S-1 (File No. 333-257306)

Ladies and Gentlemen:

The Original BARK Company (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on Friday, July 2, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey Vetter and Melissa Marks of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at 650.463.5335, or in his absence, Melissa Marks at 212.430.3155.

Very truly yours,

The Original BARK Company

By:	/s/ John Toth
John Toth Chief Financial Officer

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Melissa Marks, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP